UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December, 2008

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayers Id. (CNPJ/MF): 04.032.433/0001 -80
Company Registry No. (NIRE): 33.300.275410
Publicly-held Company

CALL NOTICE
EXTRAORDINARY SHAREHOLDERS' MEETING

The Board of Directors of CONTAX PARTICIPAÇÕES S.A. (“Company”) hereby invites the Shareholders to the Extraordinary Shareholders' Meeting to be held on December 17, 2008, at 10:00 a.m., at the Company's head office at Rua do Passeio 48 a 56, Parte, city and state of Rio de Janeiro, to decide on the following Agenda:

1 - Cancellation of 52,337 common shares and 861,664 preferred shares held in treasury, without any reduction in the Company's capital stock;

2 – Amendment of the main paragraph of article 5 of the Bylaws, consequent to the above-mentioned cancellation of shares and the reverse stock-split approved at the Extraordinary Shareholders' Meeting held on October 17, 2007, to reflect the number of shares representing the Company's capital stock. “Article 5- The capital stock is R$223,873,116.10 (two hundred, twenty-three million, eight hundred, seventy-three thousand, one hundred, sixteen reais and ten centavos), divided into 14,942,685 shares, of which 5,772,435 are common shares and 9,170,250 are preferred shares, all book-entry, registered shares and without par value.”

3 - Delegation of powers to the Executive Board to implement all the necessary acts for canceling the common and preferred shares held in treasury;

4 – Election by the holders of common shares, of the alternate member to the Board of Directors for the remainder of the term.

GENERAL PROVISIONS:

(i) The Extraordinary Shareholders' Meeting will be installed with the presence of shareholders representing at least two-thirds of the voting capital, as established by Article 135 of Law 6,404 of 12/15/76.

(ii) Shareholders wishing to be represented by proxies should submit the respective power of attorney with special powers, together with the copy of the corporate acts and/or documents proving representation of shareholder, in case of legal entities, to the Company's Legal Department at Rua do Passeio, 56, 16º andar, Centro, Rio de Janeiro, RJ, between 9:00 a.m. and 12 noon and between 2:00 p.m. and 6:00 p.m., up to 2 (two) days before the Meeting date.

(iii) Shareholders participating in the Stock Exchange Custody Program wishing to participate in the Meeting should submit a statement of their respective shareholding interest issued by the custodian up to 2 (two) business days before the Meeting date.

Rio de Janeiro, November 28, 2008.

     Fernando Antonio Pimentel Melo
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 01, 2008

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.